Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated March 31, 2026, in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-292464) with respect to our audits of the consolidated balance sheets of VSee Health, Inc. (formerly known as Digital Health Acquisition Corp.) (the “Company”) as of December 31, 2025, and the related consolidated statements of operations, changes in stockholders’ (deficit) equity, and cash flows for year ended year ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”).

We also consent to the Company’s reference to WWC, P.C., as an independent registered public accounting firm, as “Experts” in matters of accounting and auditing under the heading “EXPERTS” in Amendment No. 1 to the Registration Statement on Form S-1.

San Mateo, California	WWC, P.C.
April 1, 2026	Certified Public Accountants
PCAOB ID: 1171